Exhibit 99.2

THE9 LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: NCTY)

NOTICE OF ANNUAL GENERAL MEETING

To be held on October 28, 2013

NOTICE IS HEREBY GIVEN that the Annual General Meeting of The9 Limited (the “Company”) will be held at 4/F, Building No. 3, 690 Bibo Road, Zhangjiang Hi-tech Park, Pudong New Area, Shanghai 201203, PRC on October 28, 2013 at 10:00 a.m., Shanghai time, and at any adjournment(s) or postponement(s) thereof, for the following purposes:

1. To consider and, if thought fit, pass the following resolutions as recommended by the Board of Directors of the Company, each as an ordinary resolution:

Resolution 1

“THAT:

the re-election and appointment of Jun ZHU as a director(Class III) of the Company, effective from the closing of this Annual General Meeting, to serve for a three (3) year term ending at the 2016 Annual General Meeting or until his successor is duly elected and qualified, whichever is earlier. Mr. Jun ZHU’s biographical information is set forth on page 62 of the 2012 annual report distributed to the Company’s shareholders.

Resolution 2

“THAT:

the re-election and appointment of Cheung Kin AU-YEUNG as a director (Class III) of the Company, effective from the closing of this Annual General Meeting, to serve for a three (3) year term ending at the 2016 Annual General Meeting or until his successor is duly elected and qualified, whichever is earlier. Mr. Cheung Kin AU-YEUNG’s biographical information is set forth on page 62 of the 2012 annual report distributed to the Company’s shareholders.

2. To transact such other businesses as may properly come before the Annual General Meeting or any adjournment or postponement thereof.

The Board of Directors of the Company has fixed September 27, 2013 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Annual General Meeting or any adjournment or postponement thereof.

Please refer to the proxy form which is attached and made a part of this notice. Holders of record of our ordinary shares at the close of business on the Record Date are entitled to vote at the Annual General Meeting and any adjournment of postponement thereof. Holders of the Company’s American Depositary Shares, representing our ordinary shares, who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary.

YOU ARE CORDIALLY INVITED TO ATTEND THE ANNUAL GENERAL MEETING IN PERSON. YOUR VOTE IS IMPORTANT. IF YOU CANNOT ATTEND THE ANNUAL GENERAL MEETING IN PERSON, YOU ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY FORM BY OCTOBER 24, 2013 (SHANGHAI TIME).

Shareholders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from our website at www.corp.the9.com, or by writing to Investor Relations, The9 Limited, Building No. 3, No. 690, Bibo Road, Zhangjiang Hi-tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China, or by email to ir@corp.the9.com.

By Order of the Board of Directors,
The9 Limited

/s/ Jun Zhu
Jun Zhu
Chairman and Chief Executive Officer

Shanghai, September 18, 2013

Executive Office:	Registered Office:

Building No. 3,	CARD Corporate Services Ltd.

No. 690, Bibo Road	Zephyr House, Mary Street

Zhangjiang Hi-tech Park	P.O. Box 709

Pudong New Area, Shanghai 201203	George Town, Grand Cayman

Cayman Islands